Emmis Communications Corporation
                                 One Emmis Plaza
                          40 Monument Circle, Suite 700
                           Indianapolis, Indiana 46204
                               Tel. (317) 266-0100
                               Fax (317) 631-3750


                                                      January 11, 2006


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Kathryn Jacobson, Staff Accountant
            Kyle Moffatt, Accountant Branch Chief


                        Emmis Communications Corporation
      Form 10-K for Fiscal Year Ended February 28, 2005, filed May 16, 2005 Form 10-Q for the Quarter Ended August 31, 2005, filed October 11, 2005
                                FILE NO. 0-23264
     -----------------------------------------------------------------------

Ladies and Gentlemen:

         I am writing in response to the comments of the Staff contained in the Staff's letter to Walter Berger, the former Chief Financial Officer of Emmis Communications Corporation ("Emmis" or the "Company") dated December 20, 2005 (the "Comment Letter") regarding the above-referenced Annual Report on Form 10-K (the "Form 10-K") and Quarterly Report on Form 10-Q (the "Form 10-Q").

         Set forth below are the Staff's comments conveyed in the Comment Letter and the Company's responses thereto.


FORM 10-K FOR THE YEAR ENDED FEBRUARY 28, 2005
----------------------------------------------

CRITICAL ACCOUNTING POLICIES
----------------------------

INSURANCE CLAIMS AND LOSS RESERVES, PAGE 27
-------------------------------------------

         1. Tell us, and disclose, amounts accrued for self-insurance and similar risk assessments included in the balance sheets. Refer to paragraph 27 of SOP 97-3. In this regard, we note that you attributed operating cost increases, in part, to "higher insurance and health care costs" in your MD&A.

         RESPONSE TO COMMENT 1

         In response to the Staff's comment, the amount accrued by the Company for employee healthcare claims as of February 29, 2004 and February 28, 2005 was approximately $1.9 million and $2.8 million, respectively. The Company will revise its future Exchange Act filings to include the requested disclosure. The Company notes that it has included the requested disclosure in its recently filed Quarterly Report Form 10-Q for the quarterly period ended November 30, 2005 (filed on January 9, 2006) (the "Third Quarter 10-Q").


SUMMARY DISCLOSURES ABOUT CONTRACTUAL CASH OBLIGATIONS, PAGE 42
---------------------------------------------------------------

         2. We note that you are required to maintain fixed interest rates on a minimum of 30% of your outstanding debt. Accordingly, please disclose your fixed interest payments in your contractual cash obligations table.

         RESPONSE TO COMMENT 2

         In response to the Staff's comment, the Company will include the requested disclosure in the contractual cash obligations table of the Company's Form 10-K for the year ending February 28, 2006. The Company notes that it discloses its fixed debt service requirements (consisting of fixed interest payments and mandatory term loan repayments under the Company's credit facility) and preferred stock dividends for the prospective twelve-month period in the "Financing Activities" section of its Management's Discussion and Analysis in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, including in the Third Quarter 10-Q.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

e.   TELEVISION PROGRAMMING, PAGE 69.
     -------------------------------

         3. We note that you record certain program contracts at the estimated fair value of the advertising air time given in exchange for the program rights when the programs are aired. Tell us why certain program contracts are recorded based on the fair value of the advertising air time GIVEN, instead of the estimated fair value of the programming received. Refer to paragraph 8 of SFAS 63.

         RESPONSE TO COMMENT 3

         A significant portion of the Company's barter programming is only available on a barter basis and runs in non-desirable time periods (i.e., overnight hours). This programming is not available for purchase on a cash basis. The Company estimates the fair value of the programming received by applying a discount to its average unit rates charged during more desirable time periods. The Company believes that this approximates the fair value of the programming received. The Company will revise the disclosure in its Form 10-K for the year ending February 28, 2006 to state that barter programming is recorded based on the fair value of the programming received.


FORM 10-Q FOR THE QUARTER ENDED AUGUST 31, 2005
-----------------------------------------------

NOTE 2.  INTANGIBLE ASSETS AND GOODWILL
---------------------------------------

INDEFINITE-LIVED INTANGIBLES, PAGE 13
-------------------------------------

         4. We note that you "use an enterprise valuation approach to assess possible impairment of FCC licenses, whereby an estimated market multiple is applied to the station operating income generated by each reporting unit." Please describe this impairment test in detail. Tell us why you apply the "reporting unit" concept per paragraph 30 of SFAS 142 rather than the "unit of accounting" concept as detailed by EITF 02-7.

         RESPONSE TO COMMENT 4

         THE COMPANY'S IMPAIRMENT TEST

         The only indefinite-lived intangible assets recorded by the Company are its FCC licenses.

         On December 1, 2004, the Company adopted EITF Topic D-108, "Use of the Residual Method to Value Acquired Assets Other than Goodwill." In connection with its adoption of EITF Topic D-108, the Company assessed the fair value of its FCC licenses using a direct-method valuation approach. This direct-method valuation was based on the discounted cash flows of a start-up station in each respective market, commonly called the greenfield income valuation method. The Company compared the carrying value of each FCC license (grouped by the same reporting unit used for SFAS No. 142 testing) to the appraised value and recorded a noncash charge of $303.0 million, net of tax, which was recorded as the cumulative effect of an accounting change. The Company also performed its annual impairment test under SFAS No. 142 on December 1, 2004, immediately after its adoption of EITF Topic D-108, using the direct-method valuation approach discussed above. This method will be used by the Company when performing its future SFAS No. 142 annual impairment tests.

         The Company's Third Quarter 10-Q discusses this direct-method valuation approach utilized for our SFAS No. 142 annual impairment test.

"REPORTING UNIT" VERSUS "UNIT OF ACCOUNTING"

         Emmis owns and operates broadcast properties in the radio and television industries with FCC licenses, which the Company has determined are indefinite-lived intangible assets. After giving effect to announced asset sales, Emmis will operate 3 television stations in 3 markets and 24 domestic radio stations in 8 markets. Emmis considers each television station a reporting unit and each radio market a reporting unit. Emmis followed the guidance of EITF 02-07 and determined that it was appropriate to group radio stations at the market level for purposes of assessing the fair value of FCC licenses under SFAS No. 142. This determination was based on consideration of the following factors:

1. In the markets in which Emmis owns multiple radio stations, the stations are operated collectively by one management team (one general manager, one director of sales, one chief engineer, etc.).

2. Emmis programs multiple radio stations in a single market to be complimentary to each other, rather than competitive. For example, in New York City, the Company owns and operates three radio stations targeting the African-American demographic. Although all three stations generally target African-Americans, one station is a hip-hop station targeting people of ages 18-34, a second station is a rhythm and blues and soul station targeting people of ages 25-54 and the third station is a smooth jazz station targeting more affluent people of ages 25-54. The loss of any of these three stations would leave our cluster exposed to a competitor that also wanted to target African-Americans in New York City. Emmis employs similar strategies in other markets, such as targeting males of all ages in St. Louis and Chicago with various rock formats.

3. Emmis has not historically sold a significant portion of the radio stations in any of its markets separately. Emmis notes that the only time in the last ten years that it has sold a majority of its stations in a market and not exited the market entirely was its exchange of three of its four radio stations in Phoenix for a radio station in Chicago, which was complementary to the Company's existing station in the Chicago market. The primary reason that all four of the Company's radio stations in Phoenix were not sold in the same transaction was the buyer's unwillingness to acquire the fourth radio station.

4. The Company prefers to enter new markets by purchasing multiple stations in that market. For example, when the Company entered the Austin, TX market in July 2003, it purchased a majority interest in a partnership that owned and operated six radio stations. The Company has already changed the format of two of the six radio stations to reduce the overlap of listeners with its other stations and to improve their position within the market.


         The Company continues to monitor and evaluate its assessment of reporting unit versus unit of accounting when performing its annual SFAS No. 142 impairment analysis.

GOODWILL, PAGE 14
-----------------

         5. Further, we note your statement that "consistent with the Company's approach to assessing possible impairment of its FCC licenses, the enterprise valuation approach was used to determine the fair value of . . . reporting units." Describe this impairment test in detail, and tell us how your test complies with paragraphs 19-35 of SFAS 142. Tell us why you believe the impairment testing for goodwill and FCC licenses should be "consistent."

         RESPONSE TO COMMENT 5

         The Company's enterprise valuation approach is as follows:

         Management determines enterprise value for each of its reporting units by multiplying the two-year average station operating income generated by each reporting unit (current year based on actual results and the next year based on budgeted results) by an estimated market multiple. The Company uses a blended station operating income trading multiple of publicly traded radio operators as a benchmark for the multiple it applies to its radio reporting units and a blended station operating income trading multiple of publicly traded television operators as a benchmark for the multiple it applies to its television reporting units. The multiple applied to each radio or television reporting unit is then adjusted up or down from this benchmark based upon characteristics of the reporting unit's specific market, such as market size, market growth rate, and recently completed or announced transactions within the market. There are no publicly traded publishing companies that are focused predominantly on city and regional magazines as is our publishing segment. The market multiple used for our publishing reporting units is based on recently completed transactions within the city and regional magazine industry, such as the recent transactions involving Chicago magazine and New York magazine.

         This enterprise valuation is compared to the carrying value of the reporting unit for the first step of the goodwill impairment test, as discussed in paragraph 19 of SFAS No. 142. If the reporting unit exhibits impairment, the Company proceeds to the second step of the goodwill impairment test, as discussed in paragraph 20 of SFAS No. 142. For its step-two testing, the enterprise value is allocated among the tangible assets, indefinite-lived intangible assets (FCC licenses valued using a direct-method valuation approach) and unrecognized intangible assets, including network affiliation agreements and customer lists (as discussed in paragraph 21 of SFAS No. 142), with the residual amount representing the implied fair value of our goodwill. To the extent the carrying amount of the goodwill exceeds the implied fair value of the goodwill, the difference is recorded in the statement of operations.

         The Company believes its enterprise valuation approach is consistent with guidance in paragraph 25 of SFAS No. 142. Further, consistent with paragraphs 34-35 of SFAS No. 142, all goodwill of the Company has been assigned to its reporting units.

         The Company's impairment tests for goodwill and FCC licenses are not consistent. The Company has corrected this disclosure in its Third Quarter 10-Q.

NOTE 3.  SIGNIFICANT EVENTS, PAGE 14
------------------------------------

         6. Please clarify and disclose the conversion terms for your preferred stock and the nature of the anti-dilution formula that would apply to all future tender and exchange offers. In this regard, we note your disclosure on page 76 of your Form 10-K that each preferred share was convertible at the option of the holder into 1.28 shares of Class A common stock. However, in this section, you indicated that the conversion price was originally $39.06 but was reduced to $30.10 per share of Class A common stock as a result of the Tender Offer.

         RESPONSE TO COMMENT 6

         Each share of preferred stock is convertible into a number of shares of common stock, which is determined by dividing the liquidation preference of the share of preferred stock ($50.00 per share) by the conversion price. Upon the occurrence of certain events, such as stock splits, stock dividends, mergers and certain tender offers, the conversion price may be adjusted.

         On June 13, 2005, as part of the settlement of the previously disclosed litigation with the holders of the Company's preferred stock, in order to correct an error in the anti-dilution provisions of the preferred stock, the Company amended its second amended and restated articles of incorporation to change the terms of the Company's outstanding convertible preferred stock so that (i) a special anti-dilution formula applied to the Company's tender offer (completed on June 13, 2005) that reduced the conversion price of the convertible preferred stock proportionately based on the aggregate consideration paid in the tender offer and (ii) a new customary anti-dilution adjustment provision would apply to all other tender and exchange offers triggering an adjustment based on the aggregate consideration paid in such tender or exchange offer, the Company's overall market capitalization and the market value of the Company's Class A common stock determined over a 10-day trading period ending on the date immediately preceding the first public announcement of Emmis' intention to effect a tender or exchange offer. All other anti-dilution provisions remained unchanged. The settlement occurred after the filing of the Form 10-K.

         At February 28, 2005, the conversion price was $39.06, which resulted in a conversion ratio of 1.28 shares of common stock per share of preferred stock ($50.00 divided by $39.06). As a result of the application of the special anti-dilution adjustment in the June 2005 tender offer, the conversion price was adjusted from $39.06 to $30.10. Consequently, each share of preferred stock is convertible now into 1.66 shares of common stock ($50.00 divided by $30.10).

         In response to the Staff's comment, in future Exchange Act filings the Company will, consistent with the foregoing, clarify the conversion terms and anti-dilution provisions of its preferred stock.

         7. We note that subsequent to the Dutch auction, you revised the anti-dilution adjustment provisions of your outstanding convertible preferred stock. Please:

    o Tell us whether the conversion feature in your convertible preferred stock meets the definition of an embedded derivative under paragraph 12 of SFAS 133.

    o If you conclude that the conversion feature is a derivative, tell us your consideration of the anti-dilution provisions, as well as any other features, before and after the revision when determining whether the host contract is a conventional convertible instrument pursuant to paragraph 4 of EITF 00-19.

    o If the host is not a conventional convertible instrument, provide us with your analysis of paragraphs 12-32 of EITF 00-19 when determining whether the embedded conversion feature should be classified as equity or as a liability.

         RESPONSE TO COMMENT 7

         The preferred stock instrument is an embedded derivative due to the conversion feature. However, Emmis has concluded the convertible preferred stock, qualifies for the 11a exception outlined in EITF Issue 00-19 as it is a "conventional convertible" instrument.

         Emmis' anti-dilution provision was changed in order to correct an error in the anti-dilution provisions of the preferred stock and thus to appropriately adjust the value of the conversion option. Consistent with EITF 05-2, Conventional Convertible Debt Instruments, instruments that contain "standard" anti-dilution provisions would not preclude a conclusion that the instrument is convertible into a fixed number of shares. Standard anti-dilution provisions are those that result in adjustments to the conversion ratio in the event of an equity restructuring transaction (as defined in the glossary of Statement 123(R)) that are designed to maintain the value of the conversion option. Accordingly, the anti-dilution provision prior and subsequent to the change did not impact Emmis' accounting treatment.


         8. Tell us how you considered ASR 268 and EITF Topic D-98 with respect to the classification and measurement of your convertible preferred stock.

         RESPONSE TO COMMENT 8

         The preferred stock is not subject to redemption requirements outside the control of the Company. Accordingly, the provisions of ASR268 and D-98 are not applicable.

         9. If applicable, tell us how you evaluated EITF 98-5, as amended by EITF 00-27, with respect to any beneficial conversion feature.

         RESPONSE TO COMMENT 9

         The preferred stock does not contain a beneficial conversion feature and thus EITF 98-5, as amended by EITF 00-27, is not applicable.



                                     * * * *

         Additionally, per your request, the Company hereby acknowledges that

    o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

    o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

    o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


         If you have any questions, please do not hesitate to call me at (317) 684-6548. For future fax correspondence with the Company please use (317) 631-3750.

                                           Sincerely


                                           /s/ David R. Newcomer
                                           ----------------------------
                                           David R. Newcomer
                                           Interim Chief Financial Officer